VIA EDGAR

February 1, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: XORTX Therapeutics Inc.

Registration Statement on Form F-3 Filed on January 27, 2023

File No. 333-269429

Acceleration Request

Requested Date: February 3, 2023

Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, XORTX Therapeutics Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form F-3 (File No. 333-269429) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the U.S. Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the above-captioned Registration Statement on Form F-3 in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended. Such request may be made by any officer of the Registrant.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Thomas M. Rose of Troutman Pepper Hamilton Sanders LLP, the Registrant’s legal counsel, by email at thomas.rose@troutman.com or at 757-687-7715. Thank you for your assistance.

Sincerely,

/s/ Amar Keshri
Amar Keshri
Chief Financial Officer